                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
         UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO  )

                               -----------------

                            CABOT INDUSTRIAL TRUST
                           (Name of Subject Company)

                               -----------------

                            CABOT INDUSTRIAL TRUST
                     (Name of Person(s) Filing Statement)

                               -----------------

        Common Shares of Beneficial Interest, par value $0.01 per share
          (including the associated Preferred Share Purchase Rights)
                        (Title of Class of Securities)

                               -----------------

                                   127072106
                  (CUSIP Number of Each Class of Securities)

                               -----------------

                              Robert E. Patterson
                            Cabot Industrial Trust
                          Two Center Plaza, Suite 200
                          Boston, Massachusetts 02108
                                (617) 723-0900
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                               -----------------

                                with copies to:

Edward J. Schneidman, Esq.       Richard V. Smith, Esq.             Elaine F. Stein, Esq.
 Michael L. Hermsen, Esq.  Orrick, Herrington & Sutcliffe LLP Orrick, Herrington & Sutcliffe LLP
   Mayer, Brown & Platt    Old Federal Reserve Bank Building           666 Fifth Avenue
 190 South LaSalle Street          400 Sansome Street              New York, New York 10103
 Chicago, Illinois 60603    San Francisco, California 94111       Telephone: (212) 506-5000
      (312) 782-0600                 (415) 392-1122

[_] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

   The name of the subject company is Cabot Industrial Trust, a Maryland real estate investment trust ("Cabot"). The address of the principal executive offices of Cabot is Two Center Plaza, Suite 200, Boston, Massachusetts 02108, and its telephone number is (617) 723-0900. The title of the class of equity securities to which this Solicitation/Recommendation Statement (this "Statement") relates is the common shares of beneficial interest, par value $0.01 per share, of Cabot, including the associated preferred share purchase rights (the "Common Shares") issued pursuant to the Rights Agreement, dated as of June 11, 1998, as amended and restated as of September 10, 1998, and as further amended on October 28, 2001, between Cabot and Equiserve Limited Partnership (as successor to BankBoston, N.A.), as Rights Agent. As of November 2, 2001, 41,251,871 Common Shares were issued and outstanding.

Item 2. Identity And Background of Filing Person.

  Name and Address

   The name, business address and business telephone number of Cabot, which is the subject company and the filing person, are set forth in Item 1 above.

  Tender Offer

   This Statement relates to the tender offer by Rooster Acquisition Corp., a Maryland corporation ("Rooster Acquisition Corp.") and wholly owned subsidiary of CalWest Industrial Properties, LLC, a California limited liability company ("CalWest"), to purchase all of the issued and outstanding Common Shares at a purchase price of $24.00 per share, net to the seller in cash, subject to reduction only for any federal backup withholding or share transfer taxes payable by such seller, on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 5, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and
(a)(2) herewith, respectively, and are incorporated herein by reference in their entirety. The Offer is described in a Tender Offer Statement on Schedule TO, dated November 5, 2001 (the "Schedule TO"), which was filed by CalWest and Rooster Acquisition Corp. with the Securities and Exchange Commission on November 5, 2001.

   The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 28, 2001 (the "Merger Agreement"), by and among CalWest, Rooster Acquisition Corp., Cabot and Cabot Industrial Properties, L.P., a Delaware limited partnership ("Cabot LP"). The Offer is subject to the conditions set forth in the Merger Agreement, including the condition that the number of Common Shares validly tendered and not withdrawn prior to the expiration date of the Offer shall not be less than two-thirds of the outstanding Common Shares on a fully diluted basis, after giving effect to the exercise or conversion of all options, rights, common units of limited partnership interest in Cabot LP ("Units") and other securities exercisable or convertible into such voting securities (the "Minimum Condition").

   Pursuant to the Merger Agreement, following consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Rooster Acquisition Corp. will merge with and into Cabot (the "Merger") and Cabot will continue as the surviving entity. Upon effectiveness of the Merger, each Common Share (other than Common Shares owned by Rooster Acquisition Corp., CalWest or any other subsidiary of CalWest, which Common Shares shall be cancelled) issued and outstanding as of the effective time of the Merger (the "Effective Time") shall be converted into the right to receive $24.00 per Common Share or such higher price per Common Share as may be paid in the Offer in cash, without interest thereon (the "Merger Consideration") upon surrender of the certificate formerly representing such Common Share. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference in its entirety.

   All information contained in this Statement or incorporated herein by reference concerning CalWest, Rooster Acquisition Corp. or their affiliates, or actions or events with respect to any of them, was provided by CalWest, and Cabot takes no responsibility for the accuracy or completeness of such information or for any failure by such entities to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

   The Schedule TO states that the principal executive offices of Rooster Acquisition Corp. and CalWest are located at 101 California Street, 26th Floor, San Francisco, CA 94111-5853.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

   Information concerning the actual or potential conflicts of interest involving Cabot and its executive officers, trustees and affiliates is set forth in Cabot's definitive proxy statement for its Annual Meeting of Shareholders dated May 10, 2001 under the caption "Certain Relationships and Related Transactions". A copy of the relevant information from such Proxy Statement, as supplemented to a more recent date where applicable, is contained in the Information Statement attached hereto as Annex B and is incorporated by reference herein.

   Additional information concerning the actual or potential conflicts of interest involving Cabot, its executive officers, trustees and affiliates and Rooster Acquisition Corp., its executive officers, directors and affiliates as a result of entering into the Merger Agreement and the transactions contemplated thereby is set forth in "Item 11. Purpose of the Offer and the Merger; The Merger Agreement; Other Agreements; Effects of Inability to Consummate the Merger; Statutory Requirements; Appraisal Rights; Plans for Cabot" in the Offer to Purchase and is incorporated by reference herein. Except as set forth or incorporated by reference herein, to the knowledge of Cabot, as of the date hereof there are no material contracts, agreements, arrangements or understandings, or any potential or actual conflicts of interest between Cabot or its affiliates and (1) its executive officers, trustees or affiliates or (2) CalWest or Rooster Acquisition Corp. or any of the members of the board of administration, management board, executive officers, directors or affiliates of Parent or Purchaser.

   In connection with the Merger Agreement, Cabot and CalWest have entered into an option agreement (the "Option Agreement") pursuant to which Cabot granted CalWest an irrevocable option (the "Option") to purchase for $24.00 per Common Share, or such higher price per Common Share as may be paid in the Offer, that number of Common Shares which, when added to the number of Common Shares purchased in the Offer, would result in Rooster Acquisition Corp. owning 90.0% of the then outstanding Common Shares. However, under no circumstances will the number of Common Shares issued upon exercise of the Option exceed 19.8% of the Common Shares outstanding immediately prior to the exercise of the Option. This description of the Option Agreement is qualified in its entirety by reference to the complete text of such agreement, which has been filed as Exhibit (e)(3) hereto and incorporated by reference herein. The primary purpose of the Option Agreement is to enable CalWest to effect the Merger through the "short-form" merger procedures permitted under Maryland law. If, as a result of the Offer (or upon exercise of the Option), Rooster Acquisition Corp. acquires or controls the voting power of at least 90% of the outstanding Common Shares, the Merger will be effected without any action by any other shareholder of Cabot.

   The following summary description of the Shareholder Agreements and Unitholder Agreements is qualified in its entirety by reference to the form of the agreements, filed as Exhibits (e)(4), (e)(5) and (e)(6) herewith and which are incorporated by reference herein in their entirety.

   Concurrently with the execution of the Merger Agreement, CalWest, Rooster Acquisition Corp., Cabot and Cabot LP have entered into (i) Unitholder Agreements with certain holders (who are not trustees or executive officers of Cabot) of Units (the "Unitholders"), and (ii) Shareholder Agreements with certain trustees and executive officers of Cabot and their affiliates who are also (A) shareholders of Cabot and/or (B) holders of Units (collectively, with the Unitholders who are party to Unitholder Agreements, the "Subject Shareholders").

   Each Unitholder Agreement and Shareholder Agreement terminates immediately upon the earlier of (a) any termination of the Merger Agreement in accordance with its terms and (b) the Effective Time. The Unitholder Agreements contemplate that the holders of 127,936 Units will convert such Units into Common Shares and tender such Common Shares in the Offer. The Shareholder Agreements contemplate that the holders of 1,642,475 Units will convert such Units into Common Shares and tender such Common Shares in the Offer, and that the holders of 41,551 Common Shares will tender such Common Shares in the Offer; provided, however, that the Shareholder Agreements executed by Ferdinand Colloredo-Mansfeld, Robert E. Patterson and certain of their respective affiliates provide CalWest and Rooster Acquisition Corp. with an option to purchase the 1,431,271 Units held by such persons and entities, which option is discussed in paragraph (h) below.

   Each Subject Shareholder has agreed not to: (i) transfer, assign, sell, gift-over, pledge or otherwise dispose of, or consent to any of the foregoing (each, a "Transfer") with respect to, any or all of the Common Shares or Units owned by such Subject Shareholder or any right or interest therein; (ii) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer; (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Common Shares or Units owned by such Subject Shareholder; (iv) deposit any of the Common Shares or Units owned by such Subject Shareholder into a voting trust, or enter into a voting agreement or arrangement with respect to any of such securities; or (v) take any other action that would in any way restrict, limit or interfere with the performance of the Subject Shareholder's obligations under the Unitholder or Shareholder Agreement, as applicable, or the consummation of the transactions contemplated thereby or by the Merger Agreement.

   Each Subject Shareholder who is a party to the Unitholder Agreement has agreed to convert the Units into Common Shares, pursuant to the conversion rights set forth in the Second Amended and Restated Agreement of Limited Partnership of Cabot LP and, upon such conversion, immediately tender such Common Shares in the Offer.

   Each Subject Shareholder who is a party to the Shareholder Agreement has agreed:

      (a) to tender such Subject Shareholder's Common Shares in the Offer as promptly as practicable, and in any event no later than the fifth business day, following the commencement of the Offer. The Subject Shareholder has agreed not to withdraw any Common Shares tendered unless the Offer is terminated or has expired without Rooster Acquisition Corp. purchasing all Common Shares validly tendered in the Offer;

      (b) immediately prior to and conditional upon Rooster Acquisition Corp.'s acceptance for payment and payment for, pursuant to the terms of the Offer, all Common Shares duly tendered and not withdrawn, to convert the Units into Common Shares, pursuant to the conversion rights set forth in the Second Amended and Restated Agreement of Limited Partnership of Cabot LP and, upon such conversion, immediately tender such Common Shares in the Offer, provided that in the case of Ferdinand Colloredo-Mansfeld, Robert E. Patterson and certain affiliates thereof, such obligation is subject to the option described in paragraph (h) below;

      (c) at any meeting of the shareholders of Cabot (a "Cabot Shareholders' Meeting"), to:

          (i) appear at the meeting or otherwise cause such Subject Shareholder's Common Shares to be counted as present thereat for purposes of establishing a quorum,

          (ii) vote, or execute consents in respect of, such Common Shares or cause such Common Shares to be voted, or consents to be executed in respect thereof, in favor of the approval and adoption of the Merger Agreement, and

          (iii) vote, or execute consents in respect of, such Common Shares or cause such Common Shares to be voted, or consents to be executed in respect thereof, against:

             (A) any agreement or transaction relating to any

                 (1) Competing Transaction (as defined in the Shareholder
              Agreement);

                 (2) any liquidation or dissolution of Cabot or Cabot LP;

                 (3) any proposal to approve the grant of voting rights upon
              "control shares" (as defined in Title 3, Subtitle 7 of the Corporations and Associations Article of the Annotated Code of Maryland ("Title 3")) of Cabot acquired in any "control share acquisition" (as defined in Title 3);

                 (4) any transaction or occurrence that if proposed and offered to Cabot or its shareholders (or any of them) would constitute a transaction described in clauses (1) - (3) above; or

             (B) any amendment of Cabot's declaration of trust or by-laws or other proposal, action or transaction involving Cabot or any of its subsidiaries or any of its shareholders, which amendment or other proposal, action or transaction could reasonably be expected to prevent or materially impede or delay the consummation of the Merger or the other transactions contemplated by the Merger Agreement or the consummation of the transactions contemplated by the Shareholder Agreement or to deprive CalWest of any material portion of the benefits anticipated by CalWest to be received from the consummation of the Merger or the other transactions contemplated by the Merger Agreement or the Shareholder Agreement, or change in any manner the voting rights of Common Shares presented to the shareholders of Cabot (regardless of any recommendation of the Board of Trustees of Cabot (the "Board" or the "Board of Trustees") or in respect of which vote or consent of the Subject Shareholder is requested or sought;

      (d) not to: (i) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) with respect to a Competing Transaction or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (ii) initiate a vote or action by written consent in lieu of a Cabot Shareholders' Meeting, or (iii) become a member of a "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) with respect to any voting securities of Cabot or Cabot LP, as applicable, with respect to any matter or transaction described in foregoing paragraph (c);

      (e) to irrevocably constitute and appoint CalWest as such Subject Shareholder's attorney and proxy, with full power of substitution and resubstitution, to cause the Common Shares to be counted as present at any Cabot Shareholders' Meeting, to vote the Common Shares thereat, however called, and execute consents in respect of the Common Shares as and to the extent provided in foregoing paragraph (d);

      (f) to notify CalWest and Rooster Acquisition Corp. promptly if any proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with such Subject Shareholder, Cabot, Cabot LP and Cabot's and Cabot LP's officers, trustees, employees, investment bankers, attorneys, accountants or other agents, if any (each, a "Representative"), in each case in connection with any Competing Transaction indicating, in connection with such notice, the name of the person making such proposal, requesting such information, or seeking to initiate negotiations or discussions with the Subject Shareholder or any officers, trustees or agents of Cabot and of Cabot LP that relate to a Competing Transaction and the material terms and conditions of any proposals or offers;

      (g) that such Subject Shareholder will immediately cease any discussions, negotiations or communications with any persons with respect to any Competing Transaction and that such Subject Shareholder will not and will not authorize or permit its Representatives to directly or indirectly (i) solicit, initiate, encourage, facilitate or participate in any discussions or negotiations regarding, or furnish to any person or group any information or data with respect to or access to the properties, offices, books, records, officers, directors or employees of, or take any other action to knowingly, directly or indirectly, facilitate, solicit or encourage the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction, or (ii) enter into any agreement with respect to any Competing Transaction (provided that the restrictions in this paragraph (g) and paragraph (f) above apply only to the extent such Subject Shareholder is acting in his capacity as a shareholder or unitholder); and

      (h) with respect to Ferdinand Colloredo-Mansfeld, Robert Patterson and certain of their affiliates only, at Rooster Acquisition Corp.'s option and upon notice to such Subject Shareholder, (i) to sell to CalWest or Rooster Acquisition Corp. the respective Units held thereby for the aggregate cash consideration equal to the product of (A) the number of Common Shares for which such Units may have been converted immediately prior to such sale, multiplied by (B) $24.00, or such greater amount as is offered to the holders of Common Shares pursuant to the Offer; and (ii) not convert such Units into Common Shares as contemplated by paragraph (b) above or otherwise; provided that such Subject Shareholder's obligations pursuant to this paragraph shall be conditioned upon Rooster Acquisition Corp.'s acceptance for payment and payment for, pursuant to the terms and conditions of the Offer, all Common Shares duly tendered pursuant to the Offer and not withdrawn.

   Each of Ferdinand Colloredo-Mansfeld, Robert E. Patterson, Franz Colloredo-Mansfeld, Andrew D. Ebbott, Howard B. Hodgson, Jr., Eugene F. Reilly and Neil E. Waisnor have previously entered into employment agreements with Cabot and Cabot LP. Each of the agreements provides that, after a change of control of Cabot (including consummation of the Offer and the Merger), Cabot or the employee have the option to terminate the agreement, resulting in severance payments equal to three times the employees' then current base salary and annual bonus paid for the preceding year, as well as tax reimbursements in certain circumstances. In connection with the entering into of the Merger Agreement, each of the employment agreements was amended (1) to provide that the payments to be made pursuant to the change-in-control provisions (which previously would have been payable upon the closing of the Offer) shall be deferred until the earliest to occur of the Effective Time, the termination of the Merger Agreement following the consummation of the Offer as a result of an injunction having been obtained against the Merger or the 120/th/ day following the consummation of the Offer and (2) to state that the bonus amount to be used in the calculation of the severance payment would be based on the bonus for the year in which employment is terminated rather than the prior year's bonus (unless termination of employment does not occur until 2002, in which case the bonus amount for 2001 would be used). If the Merger does not occur, the amendments to the employment agreements will be of no further force or effect.

   The foregoing summary is qualified in its entirety by reference to the complete text of each employment agreement and the form of amendment to each employment agreement, which have been filed as Exhibits (e)(7) through (e)(14) hereto, and are incorporated herein by reference. Further information regarding the employment agreements is contained in the Information Statement attached hereto as Annex B and is incorporated by reference herein.

   As a result of the consummation of the Merger, each outstanding option, whether or not then vested or exercisable, including dividend equivalent units (collectively, the "Company Options"), to purchase Common Shares granted under Cabot's Long Term Incentive Plan and Cabot's 1999 Long Term Incentive Plan shall become immediately exercisable. The Merger Agreement provides that, at the Effective Time, each outstanding Company Option will be cancelled. In return, each holder of Company Options will receive a cash payment equal to the amount, if any, by which the Merger Consideration exceeds the per share exercise price of such Company Option, multiplied by the number of Common Shares then subject to such Company Option.

   Pursuant to the Merger Agreement, CalWest and Rooster Acquisition Corp. have agreed that all rights to indemnification existing in favor of, and all exculpations and limitations of the personal liability of, the trustees and officers of Cabot provided for in Cabot's declaration of trust or by-laws, as well as any indemnification agreements, as in effect as of the date of the Merger Agreement with respect to matters occurring at or prior to the Effective Time, including the Merger, shall survive the Merger and continue in full force and effect in accordance with their terms. In addition, CalWest has agreed to cause to be maintained for a period of not less than six years after the Effective Time, Cabot's existing trustees', directors' and officers' liability insurance and fiduciary insurance policies (or policies that are no less favorable to the covered persons), with an amount of coverage equal to not less than 100% of the amount of Cabot's existing coverage, with respect to matters occurring at or before the Effective Time. If such policies are not available for an annual premium of not more than 200% of Cabot's current annual premium, then CalWest shall cause to be obtained policies in an amount and scope as great as can be obtained for an annual premium of 200% of Cabot's current annual premium.

   The indemnification and trustees' and officers' insurance covenants described above will survive the consummation of the Merger and are intended to benefit, and will be enforceable by, any person or entity entitled to be indemnified thereunder, whether or not they are parties to the Merger Agreement.

   In connection with entering into the Merger Agreement, Cabot Advisors, Inc. ("Cabot Advisors") agreed to redeem all of the outstanding shares of Cabot Advisors common stock, par value $0.01 per share, which are held by Ferdinand Colloredo-Mansfeld, Cabot's Chairman and Chief Executive Officer. As consideration for such redemption, Cabot Advisors will assign or deliver to Mr. Ferdinand Colloredo-Mansfeld (i) three contracts for real property investment advisory services, (ii) the name "Cabot Advisors", subject to the right of Cabot LP to continue to use such name in connection with Cabot Advisors for such period as is reasonably necessary, (iii) furniture, fixtures and equipments with a net book value not to exceed $100,000 and (iv) the Promissory
Note in the principal amount of $15,000, dated January 15, 2001, by and between Cabot Advisors and Mr. Ferdinand Colloredo-Mansfeld in full satisfaction of such obligation. The foregoing summary is qualified in its entirety by reference to the complete text of the letter agreement, which has been filed as Exhibit (e)(15) hereto, and is incorporated herein by reference.

   Pursuant to the provisions of the Merger Agreement regarding the amounts payable with respect to Company Options, Common Shares, and Units and otherwise payable pursuant to the provisions of any employment agreement, the trustees and executive officers of Cabot will be entitled to receive, generally on a pre-tax basis, the following estimated amounts:

Name                         Title                                              Amount/(1)/
---------------------------- -------------------------------------------------- -----------
Ferdinand Colloredo-Mansfeld Chairman of the Board and Chief Executive Officer, $39,346,087/(2)/
                             Trustee
Robert E. Patterson......... President, Trustee                                  12,586,775/(2)/
George M. Lovejoy, Jr....... Trustee                                                190,116
Christopher C. Milliken..... Trustee                                                181,320
Maurice Segall.............. Trustee                                                238,920
Ronald L. Skates............ Trustee                                                514,920
W. Nicholas Thorndike....... Trustee                                                418,920
Franz Colloredo-Mansfeld.... Senior Vice President and Chief Financial Officer    9,136,904/(2)/
Andrew D. Ebbott............ Senior Vice President--Director of Acquisitions      7,053,423
Howard B. Hodgson, Jr....... Senior Vice President--Director of Real Estate       7,051,209
                             Operations
Eugene F. Reilly............ Senior Vice President--Director of Development       6,869,407
Neil E. Waisnor............. Senior Vice President--Finance, Treasurer and        7,039,188
                             Secretary

(1) This amount includes a tax gross-up payment to be paid by Cabot under the terms of the employment agreement with respect to each of Ferdinand Colloredo-Mansfeld, Robert E. Patterson, Franz Colloredo-Mansfeld, Andrew
    D. Ebbott, Howard B. Hodgson, Jr., Eugene F.Reilly and Neil E. Waisnor in the following amounts: $2,322,701; $1,830,583; $1,527,758; $1,313,477;
    $1,323,239; $1,323,453; and $1,323,242.
(2) This amount includes amounts payable to affiliates of such person.

   The description of the Merger Agreement herein is qualified in its entirety by reference to the complete text of the Merger Agreement, which has been filed as Exhibit (e)(1) hereto, and incorporated herein by reference.

   The following is a notice of "short-form" merger that Rooster Acquisition Corp. has included in the Offer to Purchase, a copy of which is included in the same package of materials in which you received this Statement.

Notice of Merger of Rooster Acquisition Corp. Into Cabot Pursuant to Maryland
Law

   Notice is hereby given by Rooster Acquisition Corp. of the proposed merger of Rooster Acquisition Corp. into Cabot. Articles of Merger pursuant to which the Merger will become effective will be filed with the State Department of Assessments and Taxation of Maryland (the "SDAT") no earlier than December 5, 2001. This Notice is given pursuant to Section 3-106(d) and 8-505.1(c) of the Maryland General Corporation Law and is conditioned upon the ownership by Rooster Acquisition Corp. of 90% or more of the Common Shares of Cabot as of the time of acceptance for record of the Articles of Merger by the SDAT.

Item 4. The Solicitation or Recommendation.

  Recommendation of The Board Of Trustees

   At a meeting held on October 28, 2001, the Board of Trustees unanimously (1) determined that each of the Merger Agreement, the Option Agreement, the Shareholder Agreements, the Unitholder Agreements and all other agreements, instruments and documents executed by Cabot and Cabot LP in connection with the Merger Agreement, taken together, were fair to, advisable and in the best interests of Cabot and its shareholders, and (2) voted to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger. ACCORDINGLY, THE BOARD OF TRUSTEES RECOMMENDS THAT HOLDERS OF COMMON SHARES TENDER THEIR COMMON SHARES PURSUANT TO THE OFFER AND APPROVE THE MERGER AGREEMENT AND THE MERGER.

   The Offer to Purchase; the Letter of Transmittal; a letter to the holders of Common Shares; a letter to brokers, dealers, commercial banks, trust companies and other nominees; a letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees; a summary advertisement; and a press release announcing the execution of the Merger Agreement are filed herewith as Exhibits (a)(1) through (a)(7), respectively, and are incorporated herein by reference.

   The recommendations of the Board of Trustees are based in part on the opinion of J.P. Morgan Securities Inc. ("JPMorgan") to the Board of Trustees on October 28, 2001, to the effect that, as of such date and based upon the assumptions and qualifications set forth in its opinion, the consideration to be received by the holders of Common Shares pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders (other than Parent and its affiliates). The full text of the written opinion, which sets forth the assumptions made, the procedures followed, the matters considered and the limitations on the review undertaken by JPMorgan, is attached hereto as Annex A and filed herewith as Exhibit (a)(8) and is incorporated herein by reference. We urge you to read JPMorgan's opinion carefully and in its entirety.

  Background of the Offer

   Information concerning the background of the Offer is set forth in "Item 10. Background of the Offer; Contacts with Cabot" in the Offer to Purchase and is incorporated by reference herein.

Reasons for the Recommendation

   In making its recommendation to Cabot's shareholders with respect to the Offer and the Merger, the Board of Trustees considered a number of factors, the most material of which were the following:

      (1) The terms and conditions of the Offer, the Merger and the Merger Agreement, including (a) the price to be paid in the Offer and the Merger and (b) that the transaction would be structured as a tender offer to enable Cabot's shareholders to obtain cash for their Common Shares at the earliest possible time.

      (2) The Board's belief that the Offer represents an attractive and immediate opportunity for Cabot's shareholders to receive fair value in cash for their investment.

      (3) Cabot's industry profile, including an analysis of Cabot's competitive position, business, financial condition, results of operations, current business strategy and future prospects, including, without limitation, the prospect for obtaining debt or equity financing necessary to continue Cabot's growth plans.

      (4) A review of various financial and other considerations, values placed by the market on certain other publicly traded real estate investment trusts, values received by other real estate investment trusts that recently had been sold and estimates of the present value of Cabot's future cash flow on a stand alone basis.

      (5) The oral opinion of JPMorgan delivered to the Board at its October 28, 2001 meeting, and subsequently confirmed in writing, to the effect that the aggregate consideration to be received by the holders of Common Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. The entire text of the written opinion dated October 28, 2001 and subsequently delivered to the Board regarding the Offer and the Merger, which sets forth the assumptions made, matters considered and limitations in connection with such opinion, is attached as Annex A to this Statement and Cabot's shareholders are urged to read such opinion in its entirety.

      (6) The historical and current market prices of, and recent trading activity in, the Common Shares, and the fact that the $24.00 per Common Share in cash to be paid in the Offer and the Merger represents a premium of more than 20% over the closing price of the Common Shares on October 26, 2001, the last trading day prior to the public announcement of the Merger Agreement.

      (7) The Board noted that RREEF America L.L.C. stated that its original proposal of $24.00 per share would be withdrawn if it were disclosed to third parties. The Board also considered provisions in the Merger Agreement that would allow the Board to consider and, under certain circumstances, pursue an unsolicited alternative proposal from a third party, including the termination provisions, the "no solicitation" provisions, the expenses payable to Rooster Acquisition Corp. and the conditions precedent to payment of such expenses, and the termination fee payable to Rooster Acquisition Corp. and the conditions precedent to payment of such termination fee. The Merger Agreement prohibits Cabot from soliciting alternative proposals, but does not prohibit Cabot from considering unsolicited proposals which are more favorable from a financial point of view, negotiating with the parties submitting such proposals or furnishing such third parties with information about Cabot under certain circumstances. The Merger Agreement permits Cabot, subject to certain conditions and the payment to Rooster Acquisition Corp. of expenses up to $17.5 million and a termination fee of $35 million, to terminate the Merger Agreement if an alternative superior transaction proposal is received from a third party and not matched by Rooster Acquisition Corp. The Board concluded that the amount of such expenses and fee would not deter a third party from making a transaction proposal that was materially more favorable to the shareholders.

      (8) CalWest has significant financial resources, and CalWest and Rooster Acquisition Corp. will finance the purchase of Common Shares with a loan which is evidenced by a bank commitment letter that was provided to the Board and entered into upon execution of the Merger Agreement. The lender under the commitment letter is obligated to provide funds under the commitment, unless certain customary conditions are not satisfied unless the offer is not completed on or before January 15, 2002, subject to a 30 day extension. The lender also is not obligated to fund the loan provided by the commitment if certain specified serious events occur relating to New York Stock Exchange trading, commercial banking activities, war or a national emergency, or national or certain international financial, political or economic conditions or consequences. If the lenders elect not to fund the loan to Rooster Acquisition Corp. based upon this condition, Rooster Acquisition Corp. is required to use commercially reasonable efforts to obtain alternative financing for the Offer and the Merger on terms substantially similar and at least as favorable as the commitment letter. If the lenders elect not to fund the loan on the condition described above and Rooster Acquisition Corp. does not obtain alternative financing, Rooster Acquisition Corp. is not obligated to consummate the Offer. For a full description of the terms of the commitment letter and the related loan agreement, please read Section 12 "Source and Amount of Funds" in the accompanying Offer to Purchase.

   The Board also considered certain countervailing factors in its deliberations concerning the Merger Agreement, the Offer and the Merger. The most significant of the factors considered by the Board was that the consummation of the Offer and the Merger would eliminate the opportunity of the shareholders to participate in any future growth in the value of Cabot. The Board believed that this loss of opportunity was appropriately reflected in the $24.00 per share price to be paid in cash in connection with the Offer and the Merger. The Board acknowledged that the Offer and the Merger is a taxable transaction and, as a result, holders of Common Shares and Units will be required to pay taxes on any gain as a result of their receipt of the cash consideration in the transaction. In addition, the Board considered the significant costs and substantial management time involved in connection with completing the Offer and the Merger.

   The foregoing discussion of factors considered by the Board is not meant to be exhaustive but includes the material factors considered by the Board in approving the Merger Agreement and the transactions contemplated thereby and in recommending that the Cabot's shareholders tender their Common Shares pursuant to the Offer. The Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, different members of the Board may have given different weights to different factors.

  Intent to Tender

   Information concerning the intent to tender of each of Cabot's executive officers, trustees, affiliates and subsidiaries is set forth in "Item 3. Past Contacts, Transactions, Negotiations and Agreements" above.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

   Pursuant to the terms of an engagement letter dated July 10, 2001, Cabot agreed to pay JPMorgan a fee of $6,350,000, a substantial portion of which is contingent upon the consummation of the Offer. In addition, Cabot agreed to reimburse JPMorgan for certain out-of-pocket expenses, including the reasonable fees and out-of-pocket expenses of counsel, incurred by JPMorgan in connection with its engagement, and to indemnify JPMorgan and related persons against liabilities in connection with its engagement.

   Except as described above, neither Cabot nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to security holders on its behalf with respect to the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

   Except for regular purchases made pursuant to Cabot's 1999 Dividend Reinvestment and Share Purchase Plan and employee benefit plans, no transactions in Common Shares have been effected by Cabot or, to Cabot's knowledge, by any executive officer, trustee, affiliate or subsidiary of Cabot during the last 60 days.

Item 7. Purposes of the Transaction and Plans or Proposals.

   Except as described or referred to in this Statement or the Offer to Purchase, to the Company's knowledge, no negotiation is being undertaken or engaged in by Cabot that relates to or would result in (i) a tender offer or other acquisition of the Common Shares by the Cabot, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization, or liquidation, involving Cabot or any of its subsidiaries,
(iii) a purchase, sale or transfer of a material amount of assets of Cabot or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Cabot. Additionally, the information set forth in "Item 11. Purpose of the Offer and the Merger; The Merger Agreement; Other Agreements; Effects of Inability to Consummate the Merger; Statutory Requirements; Appraisal Rights; Plans for Cabot" in the Offer to Purchase is incorporated herein by reference.

   Except as described or referred to in this Statement, to the Company's knowledge, there are no transactions, resolutions of the Board of Trustees, agreements in principle, or signed contracts entered into in response to the Offer that would relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

   The Information Statement pursuant to Rule 14f-1 attached hereto as Annex B is being furnished to the shareholders of Cabot in connection with the possible designation by Rooster Acquisition Corp. of persons to the Board of Trustees other than at a meeting of Cabot's shareholders, and such information is incorporated herein by reference.

   In addition, the information contained in the Offer to Purchase is incorporated herein by reference.

Item 9. Exhibits.

Exhibit No.                                         Description
----------- -------------------------------------------------------------------------------------------

 (a)(1)*+   Offer to Purchase dated November 5, 2001

 (a)(2)*+   Letter of Transmittal

 (a)(3)+    Letter from the Chairman and Chief Executive Officer of Cabot to the shareholders

 (a)(4)*    Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees

 (a)(5)*    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other
              Nominees

 (a)(6)*    Summary Advertisement dated November 5, 2001

 (a)(7)*    Text of joint press release issued by Cabot and CalWest, dated October 29, 2001

 (a)(8)+    Opinion of JPMorgan dated October 28, 2001 (attached as Annex A hereto)

 (e)(1)*    Agreement and Plan of Merger, dated as of October 28, 2001, by and among CalWest, Rooster
              Acquisition Corp., Cabot and Cabot LP

 (e)(2)+    Information Statement of Cabot dated November 5, 2001 (attached as Annex B hereto)

 (e)(3)*    Option Agreement, dated October 28, 2001, between the Cabot and CalWest

 (e)(4)*    Form of Shareholder Agreement, dated October 28, 2001, among CalWest, Rooster Acquisition
              Corp., Cabot, Cabot LP and certain shareholders of Cabot named therein

 (e)(5)*    Form of Shareholder Agreement, dated October 28, 2001, among CalWest, Rooster Acquisition
              Corp., Cabot, Cabot LP and each of Ferdinand Colloredo-Mansfeld and Robert E. Patterson

 (e)(6)*    Form of Unitholder Agreement, dated October 28, 2001, among CalWest, Rooster Acquisition
              Corp., Cabot, Cabot LP and certain unitholders of Cabot LP named therein

 (e)(7)**   Amended Employment Agreement, dated September 10, 1998, between Cabot LP and Ferdinand
              Colloredo-Mansfeld

 (e)(8)**   Amended Employment Agreement, dated September 10, 1998, between Cabot LP and Robert E.
              Patterson

 (e)(9)**   Amended Employment Agreement, dated September 10, 1998, between Cabot LP and Franz
              Colloredo-Mansfeld

 (e)(10)**  Amended Employment Agreement, dated September 10, 1998, between Cabot LP and Andrew D.
              Ebbott

 (e)(11)**  Amended Employment Agreement, dated September 10, 1998, between Cabot LP and Howard B.
              Hodgson, Jr.

 (e)(12)**  Amended Employment Agreement, dated September 10, 1998, between Cabot LP and Neil E.
              Waisnor

 (e)(13)**  Amended Employment Agreement, dated September 10, 1998, between Cabot LP and Eugene F.
              Reilly

(e)(14) Form of Amendment to the Amended Employment Agreement, dated October 28, 2001, between
          Cabot LP and the employees named therein

(e)(15) Letter Agreement, dated October 28, 2001, between Cabot Advisors and Ferdinand Colloredo-
          Mansfeld

--------
* Incorporated by reference to the Schedule TO filed by CalWest and Rooster Acquisition Corp. on November 5, 2001.
** Incorporated by reference to Cabot's Annual Report on Form 10-K for the year ended December 31, 1998.
+  Included in copies mailed to holders of Common Shares.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CABOT INDUSTRIAL TRUST

                                          By: /s/ Ferdinand Colloredo-Mansfeld
                                             Name: Ferdinand Colloredo-Mansfeld
                                             Title:  Chairman and Chief
                                             Executive Officer

Date: November 5, 2001

                                                                        ANNEX A

[LOGO] JPMORGAN

October 28, 2001

The Board of Trustees
Cabot Industrial Trust
Two Center Plaza
Suite 200
Boston, MA 02108-1906

Members of the Board of Trustees:

   You have requested our opinion as to the fairness, from a financial point of view, to the holders of common shares of beneficial interest, par value $0.01 per share (including shares issued in exchange for outstanding common units of limited partner interests (the "LP Units") in the Partnership (as defined below), the "Common Shares"), of Cabot Industrial Trust (the "Company"), of the consideration to be received by such holders in the Company's proposed Transaction (as defined below) with a wholly-owned subsidiary of CalWest (the "Merger Partner"), a subsidiary of The California Public Employees' Retirement System ("CalPERS"). Pursuant to the draft Agreement and Plan of Merger, dated as of October 27, 2001 (the "Agreement"), among the Company, Cabot Industrial Properties, L.P. (the "Partnership"), the Merger Partner and Rooster Acquisition Corp. ("Merger Sub"), Merger Sub will make a tender offer (the "Offer") to purchase any and all of the outstanding Common Shares for $24.00 in cash per share (the "Share Purchase Price"). Upon consummation of the Offer, the Company will merge with Merger Sub (the "Merger", and together with the Offer, the "Transaction"), and each outstanding Common Share (other than Common Shares owned by the Merger Partner and its affiliates) will be converted into the right to receive the Share Purchase Price. You have advised us that Cabot Advisors, Inc. ("Advisors"), the Partnership and Ferdinand Colloredo-Mansfeld, the Company's Chief Executive Officer and the owner of 100% of the common stock in Advisors, have agreed that concurrently with the Transaction, Advisors will redeem all of the Advisors common stock held by Mr. Colloredo-Mansfeld in exchange for certain assets of Advisors (the "Advisory Transaction").

   In arriving at our opinion, we have (i) reviewed the draft dated October 27, 2001 of the Agreement, the draft dated October 27, 2001 of the Option Agreement between the Merger Partner and the Company (the "Option Agreement"), and the form of the Shareholder Agreement dated October 27, 2001 among the Company's trustees, executive officers and employee holders of LP Units, the Merger Partner and Merger Sub (the "Shareholder Agreement" and together with the Agreement and the Option Agreement, the "Agreements"); (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain similar transactions involving companies we deemed relevant and the consideration received in connection with such transactions; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Common Shares and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

   In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

   In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We have assumed that the proposed Merger will have the tax effects described in Section 3.2(c) of the Agreement. For purposes of rendering our opinion we have also assumed, in all respects material to our analysis, (i) that the representations and warranties of each party contained in the Agreements and the other agreements executed in connection therewith are true and correct, that each party will perform all of the covenants and agreements required to be performed by it thereunder and that all conditions to the consummation of the proposed Transaction will be satisfied without waiver thereof and (ii) that the proposed Transaction and other transactions contemplated by the Agreements will be consummated as described therein. We have also assumed that the definitive Agreements will not differ in any material respects from the drafts thereof furnished to us.

   Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the consideration to be received by the holders of the Common Shares in the proposed Transaction and we express no opinion as to the underlying decision by the Company or the parties to the Shareholder Agreement to engage in the Transaction. Further, with your consent, our opinion does not address the Advisory Transaction. We are also expressing no opinion herein as to the price at which any Common Shares may trade at any future time.

   We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction. Consequently, no opinion is expressed whether any alternative transaction might produce consideration for the Company's shareholders in an amount in excess of that contemplated in the Transaction.

   We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services. We will also receive an additional fee if the proposed Transaction is consummated. We and our affiliates have provided a variety of financial advisory and other services to the Company in the past, for customary compensation, including acting as lead managing underwriter for the Company's initial public offering of Common Shares in 1998 and for several offerings of the Company's debt securities during the period from 1999 to date. In addition, one of our affiliates invested in a joint venture with the Company in 2000, and in connection with the Transaction, the Merger Partner will be purchasing from our affiliate its interest in such joint venture. Further, in connection with the Transaction, certain of our affiliates engaged in the commercial lending business may arrange or provide up to $325 million of debt financing to the surviving entity of the Merger, and from time to time, we provide financial advisory services to CalPERS and RoProperty Holding B.V., the shareholders of the Merger Partner, in connection with matters unrelated to the Transaction. In the ordinary course of our businesses, we and our affiliates may actively trade the Common Shares, other equity or debt securities, or senior loans of the Company for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or loans.

   On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the aggregate consideration to be received by the holders of the Common Shares in the proposed Transaction is fair, from a financial point of view, to such holders (other than the Merger Partner and its affiliates).

   This letter is provided to the Board of Trustees of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Merger or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy statement, information statement or Schedule 14D-9 mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

                                          Very truly yours,

                                          /S/ J.P. MORGAN SECURITIES INC.

                                                                        ANNEX B

                            CABOT INDUSTRIAL TRUST
                          TWO CENTER PLAZA, SUITE 200
                          BOSTON, MASSACHUSETTS 02108

                       INFORMATION STATEMENT PURSUANT TO
                 SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14f-1 THEREUNDER

   This Information Statement is being mailed on or about November 5, 2001 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 of Cabot Industrial Trust ("Cabot") that has been filed with the Securities and Exchange Commission (the "SEC") on November 5, 2001. You are receiving this Information Statement in connection with the possible election of persons designated by Rooster Acquisition Corp., a Maryland corporation ("Rooster Acquisition Corp.") and wholly owned subsidiary of CalWest Industrial Properties, LLC, a California limited liability company ("CalWest"), to a majority of the seats on Cabot's board of trustees (the "Board of Trustees" or "Board"). On October 28, 2001, Cabot entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among CalWest, Rooster Acquisition Corp., Cabot, and Cabot Industrial Properties, L.P., a Delaware limited partnership ("Cabot LP"), pursuant to which (1) Rooster Acquisition Corp. is required to commence a tender offer (the "Offer") to purchase all of the outstanding common shares of beneficial interest, par value $0.01 per share, including the associated preferred share purchase rights (the "Common Shares") issued pursuant to the Rights Agreement, dated as of June 11, 1998, as amended and restated as of September 10, 1998 and as further amended on October 28, 2001, between Cabot and Equiserve Limited Partnership (as successor to BankBoston, N.A.), as Rights Agent, net to the seller in cash, less any required withholding taxes and without interest thereon and (2) following consummation of the Offer, Rooster Acquisition Corp. will merge with and into Cabot (the "Merger") with Cabot continuing as the surviving entity. Upon effectiveness of the Merger, each Common Share (other than Common Shares owned by Rooster Acquisition Corp., CalWest or any subsidiary of CalWest, which Common Shares shall be cancelled) issued and outstanding as of the effective time of the Merger (the "Effective Time") shall be converted into the right to receive $24.00 per Common Share in cash or such higher price per Common Share as may be paid in the Offer (the "Merger Consideration") upon surrender of the certificate formerly representing such Common Share. The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement forms Annex B.

   The Merger Agreement provides that upon the consummation of the Offer, Cabot shall cause Rooster Acquisition Corp.'s designees to be elected to the Board of Trustees under circumstances described in the Merger Agreement. This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information contained herein supplements certain information contained in the Schedule 14D-9. Information herein related to Rooster Acquisition Corp. and CalWest has been provided to Cabot by such parties, and Cabot assumes no responsibility for the accuracy or completeness of such information.

   You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Pursuant to the Merger Agreement, Rooster Acquisition Corp. commenced the Offer on November 5, 2001. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on December 4, 2001, unless the Offer is extended.

                              PURCHASER DESIGNEES

   The Merger Agreement provides that, promptly upon the acceptance and payment for Common Shares pursuant to the Offer, Rooster Acquisition Corp. will be entitled to representation on the Board of Trustees in the same proportion as the number of Common Shares accepted for payment and paid for by Rooster Acquisition Corp. pursuant to the Offer bears to the total number Common Shares outstanding at such time. At such time, Cabot will also cause, if requested by Rooster Acquisition Corp., (1) each committee of the Board of Trustees, (2) the board of directors of each subsidiary of Cabot and (3) each committee of each such subsidiary board of directors to include designees of Rooster Acquisition Corp. constituting up to the same percentage of each such committee or board of directors as Rooster Acquisition Corp.'s designees constitute on the Board of Trustees. Following the time trustees designated by Rooster Acquisition Corp. are appointed or elected to the Board of Trustees and prior to the Effective Time, the affirmative vote of a majority of the Independent Trustees (as defined below) shall be required to (a) amend or terminate the Merger Agreement on behalf of Cabot, (b) exercise or waive any of Cabot's rights or remedies under the Merger Agreement, (c) extend the time for performance of any of the obligations of Rooster Acquisition Corp., (d) take any other action by Cabot in connection with the Merger Agreement required to be taken by the Board of Trustees, or (e) take any action by Cabot in connection with the transactions contemplated by the Merger Agreement. In the event that Rooster Acquisition Corp.'s designees are elected to the Board of Trustees, until the Effective Time, those continuing members of the Board of Trustees who are neither officers of Cabot, nor designees, affiliates or associates (within the meaning of the federal securities laws) of Rooster Acquisition Corp. are deemed "Independent Trustees" for purposes of the Merger Agreement.

   Rooster Acquisition Corp. has informed Cabot that it will choose the Rooster Acquisition Corp. designees from the persons listed below. Rooster Acquisition Corp. has informed Cabot that each of the Rooster Acquisition Corp. designees has consented to act as a trustee, if so designated. The title listed next to each person's name is such person's existing position with RREEF America L.L.C. ("RREEF"). Biographical information concerning each of the Rooster Acquisition Corp. designees is presented below.

Donald A. King, Jr., Managing Principal
--------------------------------------------------------------------------------

   Mr. King is a member of RREEF's Investment and Policy Committees and on its Management Board. Mr. King received a B.S. degree from the University of Virginia and an M.B.A. degree from Harvard Business School. Mr. King has 31 years of experience in real estate acquisition, development, and management. Before joining RREEF he was active as a real estate developer and property manager. From 1974 to 1976, as vice president of Trust Investments, he founded the Bank of America Real Estate Fund. Mr. King joined RREEF as a principal in 1979 and was co-founder of RREEF MidAmerica Partners in Chicago. He was named RREEF's Managing Partner in 1988. Mr. King is a member of the National Association of Real Estate Investment Trusts ("NAREIT"), the National Association of Real Estate Investment Managers, the Pension Real Estate Association, the Urban Land Institute, and Lambda Alpha International, an honorary society of land use economists. Mr. King's business address is c/o RREEF America L.L.C., 875 North Michigan Avenue, Suite 4100, Chicago, IL 60611.

Robert J. Cook, Principal
--------------------------------------------------------------------------------

   Mr. Cook serves on RREEF's Policy Committee and Investment Committee as retail specialist. Mr. Cook has M.S. degrees in Real Estate Appraisal and Investment Analysis and Landscape Architecture and a Ph.D. in Urban and Regional Planning from the University of Wisconsin. Mr. Cook joined RREEF in February of 1990 and was promoted to vice president in 1992 and principal in 1998. In 1999, Mr. Cook was named principal in charge of RREEF Portfolio Management. Mr. Cook has been a Vice President of Rooster Acquisition Corp. since its incorporation in October 2001. Before coming to RREEF, Mr. Cook was vice president and director of administration for JMB Properties, with responsibility for marketing properties for sale or lease, budgeting and forecasting, financial analysis, and contract negotiation. Prior to this, he was the assistant to the president of JMB/Centers Management Company and was involved in the areas of budgeting and reporting. Mr. Cook is a past chairman of the Valuation Committee for the National Council of Real Estate Investment Fiduciaries ("NCREIF"). Mr. Cook's business address is c/o RREEF America L.L.C., 875 North Michigan Avenue,
Suite 4100, Chicago, IL 60611.

Timothy K. Gonzalez, Principal
--------------------------------------------------------------------------------

   Mr. Gonzalez is a voting member of RREEF's Policy and Investment Committee. Mr. Gonzalez received his B.S. degree from the University of California, and holds a Masters degree from Harvard University. Mr. Gonzalez has 20 years of experience in real estate investment, portfolio management, and financing. Since 1995, he has directed the portfolio management activities of the San Francisco office and supervised a 15-person staff that has managed over $3 billion in assets. Mr. Gonzalez also serves as portfolio manager for RREEF America II, RREEF's flagship core fund. He became a principal of RREEF in 1997. Mr. Gonzalez came to RREEF in 1990 as vice president, responsible for real estate acquisitions in Southern California and Arizona. Prior to joining RREEF, he was a director in the Los Angeles office of the Prudential Realty Group, where he was responsible for Prudential's acquisition and financing activities in Southern California, Arizona, and Nevada. He is a member of the International Council of Shopping Centers and the Society of Industrial & Office Realtors. Mr. Gonzalez's business address is c/o RREEF America L.L.C., 101 California Street, 26th Floor, San Francisco, CA 94111.

D. Wylie Greig, Principal
--------------------------------------------------------------------------------
   Mr. Greig is a member of RREEF's Policy Committee and is a voting member of the Investment Committee. Mr. Greig received his B.A. degree from Juniata College in Pennsylvania, and holds Masters degrees in Business Administration from the Wharton School at the University of Pennsylvania and in City Planning from the University's Graduate School of Fine Arts. Mr. Greig has been a land use economist and market analyst for over 30 years, addressing growth patterns and real estate markets nationwide. Prior to joining RREEF, Mr. Greig directed the Real Estate Industries Department at SRI International (Stanford Research Institute) and had been a partner in several land use economics and real estate consulting firms. At RREEF, Mr. Greig directs a 15-person research program that supports strategic decision-making in all major areas of operations including acquisitions, dispositions, property management, portfolio management, and client reporting. Mr. Greig is a past president of NCREIF and was NCREIF's original representative to the joint PREA/NCREIF/NAREIM Task Force on Real Estate Information Standards. He is a member of the American Real Estate Society, the National Association of Business Economists, NAREIT, and the Pension Real Estate Association ("PREA"). He is a recipient of PREA's Grasskamp Award for excellence in research. Mr. Greig's business address is c/o RREEF America L.L.C., 875 North Michigan Avenue, Suite 4100, Chicago, IL 60611.

Gary T. Kachadurian, Principal
--------------------------------------------------------------------------------

   Mr. Kachadurian is a member of the Policy Committee. Mr. Kachadurian received his B.S. in Accounting from the University of Illinois. Mr. Kachadurian has 23 years of real estate experience specializing in land acquisitions, development, financing and property management. He joined RREEF in 1990 and most recently was the Principal-in-Charge of RREEF's National Acquisition Group. At RREEF, Mr. Kachadurian has responsibility for the value-added line of business. Mr. Kachadurian also serves as the Apartment Specialist on the firm's Investment Committee. Prior to joining RREEF, Mr. Kachadurian was the Midwest Regional Partner for Lincoln Property Company, directing a staff of over 100 employees in the development of apartment communities in Illinois, Indiana, Wisconsin, Kansas and Pennsylvania. Mr. Kachadurian is a founding Board Member of the Chicago Apartment Association and the immediate past chairman of the National Multi Housing Council. He also serves on the Multi-family Council of the Urban Land Institute, is a member of the International Council of Shopping Centers, and is a Board Member of the Real Estate Committee of the YMCA. Mr. Kachadurian's business address is c/o RREEF America L.L.C., 875 North Michigan Avenue, Suite 4100, Chicago, IL 60611.

Charles B. Leitner, III, Principal
--------------------------------------------------------------------------------

   Mr. Leitner is a member of RREEF's Policy Committee. Mr. Leitner graduated from the University of Pennsylvania with a B.A. degree in Urban Studies/Regional Science. He has 19 years of experience in real estate investment. Mr. Leitner directs RREEF's National Acquisitions Group and sits on the RREEF Investment Committee and serves as the industrial specialist. Mr. Leitner has been the President and Director of Rooster Acquisition Corp. since October 2001. Prior to joining RREEF in 1988, Mr. Leitner was associated with

Teachers Insurance & Annuity Association and General Electric Capital Corporation in real estate finance. During those associations, he was responsible for the organization of over $500 million of conventional, hybrid debt and joint venture financing for shopping centers, industrial and office buildings, apartments and hotels. Mr. Leitner is a member of the Urban Land Institute and the Industrial and Office Parks Council (IOPC/Green). Mr. Leitner's business address is c/o RREEF America L.L.C., 320 Park Avenue, New York 10022.

Stephen M. Steppe, Principal
--------------------------------------------------------------------------------

   Mr. Steppe is a member of RREEF's Policy and Investment Committees and on its Management Board. At RREEF Mr. Steppe also oversees the client relations department. Mr. Steppe is a graduate of the University of Arizona. At RREEF Mr. Steppe oversees the client relations department and sits on RREEF's Policy and Investment Committees. Before joining RREEF as a principal in 1986, Mr. Steppe spent 14 years with Coldwell Banker. His responsibilities as vice president and marketing director of investment properties included supervision of 22 offices in Southern California, Arizona, Colorado, and Nevada. Prior to moving to Los Angeles, Mr. Steppe spent ten years as a commissioned salesman in Coldwell Banker's South Bay office in Southern California. He was named senior sales consultant in 1978. Mr. Steppe has handled the marketing of over one billion dollars of investment properties, including shopping centers, apartments, industrial, and office buildings for both domestic and foreign investors. Mr. Steppe is a former chairman of the PREA. He also serves on the Editorial Board of the Institutional Real Estate Letter. Mr. Steppe's business address is c/o RREEF America L.L.C., 101 California Street, 26th floor, San Francisco, CA 94111.

   Except as maybe disclosed herein or in the Schedule 14D-9, Rooster Acquisition Corp. has advised Cabot that all of the Purchaser designees are citizens of the United States. Rooster Acquisition Corp. has also advised Cabot that none of the Rooster Acquisition Corp. designees (1) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws, (2) is currently a trustee of, or holds any position with, Cabot, (3) beneficially owns any securities (or rights to acquire any securities) of Cabot or (4) has been involved in any transaction with Cabot or any of its trustees, executive officers or affiliates which is required to be disclosed pursuant to the rules and regulations of the SEC.

   It is expected that the designees will assume office following consummation of the Offer, which cannot be earlier than December 4, 2001, the expiration date of the Offer.

                     CERTAIN INFORMATION CONCERNING CABOT

   The Common Shares are the only class of equity securities of Cabot outstanding that are entitled to vote at a meeting of shareholders of Cabot. As of the close of business on November 1, 2001, there were 41,251,871 Common Shares outstanding. Each Common Share is entitled to one vote on all matters submitted to the shareholders. None of Rooster Acquisition Corp. or CalWest owns any Common Shares as of the date hereof.

                      INFORMATION CONCERNING TRUSTEES AND
                          EXECUTIVE OFFICERS OF CABOT

Trustees and Executive Officers

   The following table sets forth certain information with respect to the trustees and executive officers of Cabot.

Name                               Age Position
----                               --- --------
Ferdinand Colloredo-Mansfeld...... 62  Chairman of the Board and Chief Executive Officer, Trustee
Franz Colloredo-Mansfeld.......... 38  Senior Vice President and Chief Financial Officer
Andrew D. Ebbott.................. 45  Senior Vice President-- Director of Acquisitions
Howard B. Hodgson, Jr............. 45  Senior Vice President-- Director of Real Estate Operations
George M. Lovejoy, Jr............. 71  Trustee
Christopher C. Milliken........... 56  Trustee
Robert E. Patterson............... 56  President, Trustee
Eugene F. Reilly.................. 40  Senior Vice President-- Director of Development
Maurice Segall.................... 72  Trustee
Ronald L. Skates.................. 60  Trustee
W. Nicholas Thorndike............. 68  Trustee
Neil E. Waisnor................... 46  Senior Vice President-- Finance, Treasurer and Secretary

   The following is a summary of the experience of the trustees and executive officers listed in the above table:

   Ferdinand Colloredo-Mansfeld. Ferdinand Colloredo-Mansfeld has served as Chairman of the Board of Trustees and Chief Executive Officer of Cabot since its formation in October 1997. Mr. Colloredo-Mansfeld also serves as the Chairman and Chief Executive Officer of Cabot Advisors. Mr. Colloredo-Mansfeld served as Chairman, Chief Executive Officer and Chief Investment Officer of Cabot Partners Limited Partnership from 1990 to 1997, having previously served in the same positions with Cabot, Cabot & Forbes Realty Advisors, Inc., an affiliate of Cabot, Cabot & Forbes, since its formation in 1986. Mr. Colloredo-Mansfeld began his real estate career in 1970 when he joined Cabot, Cabot & Forbes, a national real estate development, management and construction firm, becoming its Chief Financial Officer in 1973, Chief Operating Officer in 1974 and Chief Executive Officer in 1976, a position he held until his retirement from that company in 1989. As Chief Executive Officer, Mr. Colloredo-Mansfeld oversaw the development and management of approximately $4 billion of commercial properties in twenty states, including 35 master planned suburban business and industrial parks. Mr. Colloredo-Mansfeld is a graduate of Harvard College and Harvard Business School. He is a former limited partner in Brown Brothers Harriman & Co., having withdrawn from the partnership as of December 31, 2000. Mr. Colloredo-Mansfeld is also a Director of Raytheon Company and former Director of Shawmut National Corp. and Data General Corp. He is a Trustee (former Chairman of the Board of Trustees) of the Massachusetts General Hospital, a Trustee of the Committee for Economic Development, and a member of the Board of Directors, Boston Private Industry Council. Mr. Colloredo-Mansfeld is the father of Franz Colloredo-Mansfeld, the Company's Chief Financial Officer.

   Franz Colloredo-Mansfeld. Franz Colloredo-Mansfeld has been our Chief Financial Officer since October 1997 and served as a Senior Vice President of Cabot Partners Limited Partnership since 1996. He was a Senior

Engagement Manager of McKinsey & Company, Inc. from 1992 through 1996. He previously worked for the Deutsche Bank real estate investment group in 1992 and was a Robert Bosch Fellow at the German Central Bank (Bundesbank) in Frankfurt, Germany in 1991. He was also an investment banker with Merrill Lynch & Co. from 1986 through 1989, where he specialized in mergers and acquisitions. Mr. Colloredo-Mansfeld is a graduate of Harvard College and Harvard Business School. He is a director or trustee of numerous corporate, professional, and charitable organizations. Mr. Colloredo- Mansfeld is the son of Ferdinand Colloredo-Mansfeld, our Chief Executive Officer.

   Andrew D. Ebbott. Mr. Ebbott has served as our Senior Vice President-Director of Acquisitions since October 1997. Mr. Ebbott joined Cabot, Cabot & Forbes Realty Advisors, Inc. in 1988 as Director of Research and a member of its acquisition department, becoming a Vice President in 1991 and a Senior Vice President in 1995 of Cabot Partners Limited Partnership. Mr. Ebbott is a graduate of Dartmouth College and the University of Chicago Business School. He has over 15 years experience in real estate finance, investment and research and is a member of the American Institute of Certified Public Accountants and the National Association of Real Estate Investment Trusts.

   Howard B. Hodgson, Jr. Mr. Hodgson has been our Senior Vice President-Director of Real Estate Operations since October 1997 and has served as a Senior Vice President, Director of Asset Management and Member of the Investment Committee of Cabot Partners Limited Partnership from 1992 to October 1997. Mr. Hodgson began his real estate career in 1979 with the Boston-based real estate firm of R.M. Bradley & Co., Inc., becoming the head of its institutional property management group prior to joining Cabot, Cabot & Forbes Asset Management Company in 1991 as a Senior Vice President and head of its property management group. Mr. Hodgson is a graduate of Northeastern University. He is a Trustee and member of the Executive Committee of the Cambridge Savings Bank and is a Trustee of Cambridge Financial Group, Inc. He is a corporate Trustee of the Trustees of Reservations, a non-profit land preservation organization.

   George M. Lovejoy, Jr. Mr. Lovejoy became a Trustee of the Cabot in March 1999. Mr. Lovejoy has since 1995 been President of Fifty Associates, a real estate investment company of which he has been an executive officer since 1966, and was a senior executive officer from 1972 to 1995 of Meredith & Grew, a real estate service company of which he was President from 1978 to 1988 and Chairman from 1988 to 1995. He is a Trustee of MGI Liquidations Trust and a Director of Scudder Global High Income Fund. Mr. Lovejoy's professional organization affiliations include the Counselors of Real Estate, the Greater Boston Building Owners & Managers Association and the Greater Boston Real Estate Board, each of which organizations he served as President, the International Council of Shopping Centers, the Massachusetts Association of Realtors, the National Association of Realtors and the Institute of Real Estate Management. He is also a Trustee and a past President of the New England Aquarium, a member of the Corporation of Northeastern University and a member and past Chairman of the Massachusetts Advisory Committee of the Nature Conservancy.

   Christopher C. Milliken. Mr. Milliken has been a Trustee of the Cabot since February 1998. He has been President and Chief Executive Officer of the Boise Cascade Office Products Corporation since April 1998, previously having served as Senior Vice President, Operations from 1995 to April 1998 and Eastern Regional Manager from 1990 to 1995. Prior to beginning his career at Boise Cascade Office Products Corporation in 1977, Mr. Milliken served in various merchandise management positions at Marshall Field & Company from 1970 to 1977.

   Robert E. Patterson. Mr. Patterson has served as President and a Trustee of the Cabot since its formation in October 1997. Mr. Patterson served as Executive Vice President, Director of Acquisitions and a member of the Investment Committee of Cabot, Cabot & Forbes Realty Advisors, Inc. and, subsequently, Cabot Partners Limited Partnership from 1987 to 1997. Mr. Patterson began his real estate career in 1972 as a lawyer with the firm of Gaston, Snow & Ely Bartlett. In 1978, he became the first Executive Director of the Massachusetts Industrial Finance Agency and remained in that position until 1983 when he joined the Beal Companies, a Boston-based real estate development, management and investment firm as Senior Vice President. He joined Cabot, Cabot & Forbes Realty Advisors, Inc. in 1987 to head its acquisitions group and was a founding partner of

Cabot Partners Limited Partnership upon its formation as an independent entity in 1990. Mr. Patterson is a graduate of Harvard College and Harvard Law School. He is a Trustee of The Putnam Group of Mutual Funds, a Trustee of the Sea Education Association, Chairman of the Board of Trustees of the Joslin Diabetes Center, and a Director of the Brandywine Trust Company. He is a member of numerous industry associations, including the National Association of Real Estate Investment Trusts and the Urban Land Institute.

   Eugene F. Reilly. Mr. Reilly has been our Senior Vice President-Director of Development since October 1997. Mr. Reilly served as Director of Leasing and Marketing of Cabot Partners Limited Partnership from 1992 to October 1997, becoming Senior Vice President in 1996. Mr. Reilly began his real estate career with the Boston commercial real estate brokerage firm of Leggat McCall and Werner in 1983 and subsequently became a leasing broker with Julien J. Studley, Inc. In 1985, he joined National Development Corporation where he became a Senior Vice President prior to joining Cabot Partners Limited Partnership in 1992. Mr. Reilly is a graduate of Harvard College. He is a member of the National Association of Industrial and Office Parks where he serves on the Board of Directors of the Massachusetts Chapter and is a member of the National Industrial Education Committee.

   Maurice Segall. Mr. Segall has been a Trustee of Cabot since February 1998. Mr. Segall had been a senior lecturer at the MIT-Sloan School of Management from 1989 until his retirement from that position in 1999 and a senior advisor to the Boston Consulting Group from 1989 until his retirement in 2000. Until 1989, he was Chairman, President and Chief Executive Corporate Officer of Zayre Corporation, which he joined as President and Chief Executive Officer in 1978. Mr. Segall was a Director of AMR Corporation until his retirement from that position in December 1999. He is a Director of Harcourt General, Inc., a retired Trustee of Massachusetts General Hospital; he is also a Trustee of the Boston Museum of Fine Arts.

   Ronald L. Skates. Mr. Skates has been a Trustee of Cabot since February 1998. Mr. Skates was President, Chief Executive Officer, and Director of Data General Corporation from 1989 through October 1999. Prior to joining Data General Corporation in 1986, Mr. Skates was a Partner of Price Waterhouse LLP, certified public accountants. He is a member of the American Institute of Certified Public Accountants and the Massachusetts Society of Certified Public Accountants. He is also a Director of Cabot Microelectronics Corporation, Eastern Bank and Partners Healthcare System, Inc. and a Trustee of Massachusetts General Hospital.

   W. Nicholas Thorndike. Mr. Thorndike has served as a Trustee of Cabot since February 1998. Mr. Thorndike retired in 1988 from Wellington Management Company/Thorndike, Doran, Paine and Lewis where he was Chairman of the Board and Managing Partner. Mr. Thorndike serves as a Director of Courier Corporation and the Providence Journal (where he is Chairman of the Executive Committee). He also serves as an Honorary Trustee of Massachusetts General Hospital, having served as its Chairman of the Board from 1987 to 1992 and President from 1992 to 1994, and serves as a Trustee of Northeastern University and The Putnam Group of Mutual Funds.

   Neil E. Waisnor. Mr. Waisnor has served as our Senior Vice President-Finance, Treasurer and Secretary since October 1997. Mr. Waisnor was a founding partner of Cabot Partners Limited Partnership, joining as a Vice President and Treasurer in 1990 and becoming a Senior Vice President and Chief Financial Officer in 1995. Prior to joining Cabot Partners Limited Partnership, he was Vice President and Controller of Cabot, Cabot & Forbes, where he served in a variety of financial capacities since 1985. He worked for Arthur Andersen & Co. from 1977 until 1985, where he was a senior audit manager serving real estate and high technology companies. Mr. Waisnor is a graduate of the University of Massachusetts at Amherst and is a member of the American Institute of Certified Public Accountants and the Massachusetts Society of Certified Public Accountants.

Meetings of the Board and Committees

   The Board of Trustees held five meetings in 2000. The Board of Trustees has three standing committees: the Audit and Compliance Committee, the Executive Compensation Committee and the Nominating Committee.

   The Audit and Compliance Committee consists solely of the Independent Trustees, with Mr. Skates as Chairman. It held three meetings in 2000. Management is responsible for the Cabot's internal controls and the financial reporting process. Cabot's independent public accountants, Arthur Andersen LLP, are responsible for performing an independent audit of Cabot's consolidated financial statements in accordance with generally accepted auditing standards and to issue a report thereon. The Audit and Compliance Committee is responsible for, among other things, monitoring and overseeing these processes, recommending to the Board of Trustees, subject to shareholder ratification, the selection of independent public accountants, reviewing with the independent public accountants the plan and scope of the audit and the audit fees, and reviewing the professional services provided by, and the independence of, the independent public accountants.

   In 2000, the Audit and Compliance Committee recommended to the full Board of Trustees adoption of an audit committee charter, and the Board of Trustees approved the Audit and Compliance Committee Charter.

   The Executive Compensation Committee determines compensation levels and policies for the Cabot's senior executive officers and implements Cabot's Long-Term Incentive Plans. The Executive Compensation Committee consists solely of the Independent Trustees, with Mr. Thorndike as Chairman. Mr. Skates was appointed as a member in 2000. It held two meetings in 2000.

   The Nominating Committee was formed in 1999 to select individuals to nominate for election to the Board of Trustees. The Nominating Committee is to consider the business and other knowledge and experience of potential nominees, including nominees suggested by shareholders, and their ability to enhance the Board in its direction and supervision of management and in enhancing the best interests of shareholders. The Nominating Committee has Mr. Segall as Chairman and all Independent Trustees are members. It held one meeting in 2000.

   During 2000, each Trustee attended at least 75% of the total number of meetings of the Board and the committees on which he served.

Compensation of Trustees

   Independent Trustees receive an annual retainer of $18,000 and per meeting compensation of $1,000 for Board meetings and $500 for committee meetings. The Chairmen of the Audit and Compliance Committee, the Executive Compensation Committee and the Nominating Committee each receive an additional $1,000 annually for their services in those capacities, and each Trustee is reimbursed for out-of-town travel expenses incurred in attending Board and committee meetings. Each Independent Trustee also receives, under Cabot's Long-Term Incentive Plans, a grant of options to purchase 10,000 Common Shares on the date the Trustee becomes a Trustee, and an additional grant of options to purchase 4,000 Common Shares each year on the date of Cabot's annual meeting of shareholders provided they have been reelected or are continuing to serve as Trustees following the meeting. Option grants include rights to receive distribution equivalent units ("DEUs") calculated and credited annually on December 31, based on the extent to which the annual dividend rate on Cabot's Common Shares exceeds the average dividend rate on the common shares of the companies comprising the Standard & Poor's 500 Index. DEUs vest over one year for Independent Trustees. The exercise price per Common Share for options granted to Independent Trustees is the market price of a Common Share on the date of grant. Options granted to Independent Trustees become exercisable on the first anniversary of the date of grant.

Section 16(a) Beneficial Ownership Reporting Compliance

   Section 16(a) of the Exchange Act requires Cabot's Trustees and officers and beneficial owners of more than ten percent of the outstanding Shares to file reports of ownership and changes in ownership of Common Shares with the SEC and to send copies of those reports to Cabot. Based solely on a review of those reports and amendments thereto furnished to Cabot and on written representations of certain of such persons that they were not required to file certain of those reports, Cabot believes that no such persons failed to file any such reports on a timely basis during 2000.

                            EXECUTIVE COMPENSATION

Summary Compensation Table

   The following table sets forth information concerning the compensation earned by Cabot's Chief Executive Officer and each of its six other most highly compensated executive officers (collectively, the "Named Executive Officers") during the fiscal years ended December 31, 2000, 1999 and 1998.

                                                                     Long-Term
                                                                   Compensation
                                               Annual Compensation    Awards
                                               ------------------- -------------
                                                                    Securities
                                                                    Underlying      All Other
Name and Principal Position            Year     Salary     Bonus   Options(#)(1) Compensation(2)
---------------------------            ----    --------  --------  ------------- ---------------
Ferdinand Colloredo-Mansfeld.......... 2000    $312,000  $382,200     165,000        $1,800
   Chairman of the Board               1999    $300,000  $210,000      85,000        $1,800
   and Chief Executive Officer         1998(3) $240,315  $168,200     500,000        $1,800

Robert E. Patterson................... 2000    $265,200  $290,040     130,000        $1,800
   President                           1999    $255,000  $178,500      60,000        $1,800
                                       1998(3) $222,178  $155,500     425,000        $1,800

Franz Colloredo-Mansfeld.............. 2000    $197,300  $231,175     110,000        $1,800
   Senior Vice President               1999    $190,000  $142,500      60,000        $1,800
   and Chief Financial Officer         1998(3) $158,698  $119,000     375,000        $1,800

Andrew D. Ebbott...................... 2000    $189,300  $221,875      75,000        $1,800
   Senior Vice President--             1999    $182,000  $136,500      60,000        $1,800
   Director of Acquisitions            1998(3) $158,699  $169,000     300,000        $1,800

Howard B. Hodgson, Jr................. 2000    $189,300  $221,875      75,000        $1,800
   Senior Vice President--             1999    $182,000  $136,500      60,000        $1,800
   Director of Real Estate Operations  1998(3) $158,699  $119,000     300,000        $1,800

Eugene F. Reilly...................... 2000    $189,300  $221,875      75,000        $1,800
   Senior Vice President--             1999    $182,000  $136,500      60,000        $1,800
   Director of Development             1998(3) $158,699  $119,000     300,000        $1,800

Neil E. Waisnor....................... 2000    $189,300  $221,875      75,000        $1,800
   Senior Vice President--             1999    $182,000  $136,500      60,000        $1,800
   Finance, Treasurer                  1998(3) $158,699  $119,000     300,000        $1,800
   and Secretary

--------
(1) Option grants may include rights to receive DEUs calculated and credited annually on December 31st based on the extent to which the annual dividend rate on Cabot's Common Shares exceeds the average dividend rate on the common shares of the companies comprising the Standard & Poor's 500 Stock Index. DEUs vest on a vesting schedule determined when they are calculated, which is currently either four years or upon a change in control. DEUs are to be settled in Common Shares upon termination of employment or exercise or termination of the related vested options, with the number of such shares being determined at the calculation dates of the DEUs. The Common Share equivalent amounts for DEUs granted to date are as follows, reflecting separately those which vest over four years or only upon a change in control, respectively, Ferdinand Colloredo-Mansfeld--24,269 and 57,579; Robert E. Patterson--20,205 and 46,103; Franz Colloredo-Mansfeld--17,697 and 41,152; and Andrew D. Ebbott, Howard B. Hodgson, Jr., Eugene F. Reilly and Neil E. Waisnor--14,158 and 32,921 each, respectively.
(2) Consists of Company contribution to officer's accounts under the Cabot Savings Plan 401(k). Does not include value attributable to DEUs granted to date.
(3) For the period February 4, 1998 (inception of operations) through December 31, 1998.

Stock Options

   The following table sets forth information concerning grants of options under Cabot's Long-Term Incentive Plans to purchase Units to the Named Executive Officers made for service relating to 2000.

                                          Individual Grants(1)
                              --------------------------------------------

                                                                           Potential Realizable Value at
                              Number of   Percent of                        Annual Rates of Share Price
                              Securities    Total     Exercise                Appreciation for Option
                              Underlying   Options     or Base                        Term(2)
                               Options    Granted to    Price   Expiration -----------------------------
Name                           Granted   Employees(3) per Share    Date          5%            10%
----                          ---------- ------------ --------- ---------- -------------- --------------
Ferdinand Colloredo-Mansfeld.  165,000       16.2%     $19.39    3/26/11   $2,012,054     $5,098,940
Robert E. Patterson..........  130,000       12.8%     $19.39    3/26/11    1,585,255      4,017,347
Franz Colloredo-Mansfeld.....  110,000       10.8%     $19.39    3/26/11    1,341,369      3,399,293
Andrew D. Ebbott.............   75,000        7.4%     $19.39    3/26/11      914,570      2,317,700
Howard B. Hodgson, Jr........   75,000        7.4%     $19.39    3/26/11      914,570      2,317,700
Eugene F. Reilly.............   75,000        7.4%     $19.39    3/26/11      914,570      2,317,700
Neil E. Waisnor..............   75,000        7.4%     $19.39    3/26/11      914,570      2,317,700

--------
(1) Options vest in four equal annual installments beginning on the first anniversary of the date of grant, except that all options would vest upon a change of control of Cabot. All options awarded in 2000 and 2001 for performance in 2000, were granted without DEUs.
(2) Hypothetical gains based on assumed rates of annual compounded share price appreciation of 5% and 10% from the date of grant over the full option term. The 5% and 10% assumed rates of appreciation are mandated by the rules of the SEC and do not represent Cabot's projection of future increases in the price of its Common Shares or the Units.
(3) Based on an aggregate of options to purchase 1,019,000 Units granted to employees for services performed during the year ended December 31, 2000.

Aggregate Option Exercises in Last Calendar Year and Calendar Year-End Option Values

   The following table sets forth information concerning exercised and unexercised options held by the Named Executive Officers at December 31, 2000.


                                                       Number of Securities
                               Shares                       Underlying              Value of Unexercised
                              Acquired                 Unexercised Options         In-the- Money Options
                                 on                    at December 31, 2000       at December 31, 2000(1)
                              Exercise    Value    ---------------------------- ----------------------------
Name                            (#)    Realized($) Exercisable Unexercisable(2) Exercisable Unexercisable(2)
----                          -------- ----------- ----------- ---------------- ----------- ----------------
Ferdinand Colloredo-Mansfeld.    --        --        271,250       313,750         $468          $1,404
Robert E. Patterson..........    --        --        227,500       257,500          468           1,404
Franz Colloredo-Mansfeld.....    --        --        202,500       232,500          468           1,404
Andrew D. Ebbott.............    --        --        165,000       195,000          468           1,404
Howard B. Hodgson, Jr........    --        --        165,000       195,000          468           1,404
Eugene F. Reilly.............    --        --        165,000       195,000          468           1,404
Neil E. Waisnor..............    --        --        165,000       195,000          468           1,404

--------
(1) Does not include values attributable to DEUs granted to date.
(2) Does not include option grants awarded in 2001 for services performed in calendar year 2000.

Employment Agreements

   Each of the Named Executive Officers have entered into employment agreements with the Company and Cabot LP. Each of the agreements with Messrs. Ferdinand Colloredo-Mansfeld, Robert E. Patterson and Franz

Colloredo-Mansfeld is for an initial term of three years, and each year the term automatically extends an additional year unless terminated in advance. The agreements with each of the other Named Executive Officers are for initial terms of two years, with those terms automatically extending each year for an additional year unless terminated in advance. The agreements each provide for annual base compensation and an annual cash bonus to be determined by the Board of Trustees or the Executive Compensation Committee. The annual base compensation may be increased in subsequent years by action of the Board of Trustees or the Executive Compensation Committee. In the event of a change in control of Cabot, each agreement provides the employee or the employer with the option of terminating the agreement, resulting in severance payments equal to three times current base salary and the annual bonus paid for the preceding year and also provides for tax reimbursements in certain circumstances. Each executive is required under the terms of his employment agreement to devote substantially all of his business time to the affairs of Cabot. The agreements also prohibit each executive from engaging, directly or indirectly, during the term of his employment in activities that compete with those of Cabot or Cabot LP.

   In connection with the entering into of the Merger Agreement, each of the employment agreements was amended (i) to clarify the payments made pursuant to the change-in-control provisions would be made upon the earliest to occur of the effective time of the Merger, the termination of the Merger Agreement as a result of an injunction having been obtained against the Merger or the 120th day following the consummation of the Offer, and (ii) to state that the bonus amount to be used in the calculation of the severance payment would be based on the bonus for the year in which employment is terminated rather than the prior year's bonus. If the Merger does not occur, the amendments to the employment agreements will be of no further force or effect.

Long Term Incentive Plans

   The Board of Trustees has adopted the Cabot Industrial Trust Long-Term Incentive Plan (the "LTIP") and the Cabot Industrial Trust 1999 Long Term Incentive Plan (the "1999 LTIP"), (collectively referred to as the "Plans"), for the purpose of attracting and retaining highly-qualified executive officers, Trustees and employees. The Plans are administered by the Executive Compensation Committee of the Board of Trustees. As used herein, the term "Administrator" means the applicable Board or committee or its delegate, as appropriate. Officers and other employees of Cabot, Cabot LP and designated subsidiaries and members of the Board of Trustees who are not employees of Cabot ("Non-employee Trustees") are eligible to participate in the Plans. Certain awards are made to the Non-employee Trustees automatically and the applicable Administrator selects other individuals for participation in the Plans ("Participants"). No option or other incentive award may be granted under the Plans after the tenth anniversary of the date of their adoption.

   The LTIP authorizes the issuance of up to 4,366,792 Common Shares and Units. The number of Common Shares and Units available may increase to an amount equal to 10% of the aggregate number of outstanding Common Shares and Units. The number of Common Shares or Units underlying awards made to any one individual in any one-year period may not exceed 500,000 Common Shares or 500,000 Units or any combination thereof. The LTIP provides for the grant of (1) Common Share options intended to qualify as incentive options under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), (2) Common Share options and Unit options not intended to qualify as incentive options under
Section 422 of the Code, and (3) dividend equivalent rights and distribution equivalent rights which entitle a Participant to be credited with additional Common Share or Unit rights.

   The 1999 LTIP is maintained as a broadly-based plan within the meaning of the New York Stock Exchange rules. The 1999 LTIP authorizes the issuance of up to 2,000,000 Common Shares and Units. The number of Common Shares or Units underlying awards made to any one individual in any one-year period may not exceed 500,000 Common Shares or 500,000 Units or any combination thereof. The 1999 LTIP provides for the grant of (1) Common Share options and Unit options not intended to qualify as incentive options under Section 422 of the Code, (2) dividend equivalent rights and distribution equivalent rights which entitle a Participant to be credited with additional Common Share or Unit rights and (3) Common Share awards the earning, vesting or distribution of which is subject to one or more conditions established by the Administrator.

   In connection with the grant of options under the Plans other than options to non-employee Trustees, the Administrator determines the terms of the option, including the option exercise price and any vesting requirements and whether a dividend equivalent right or a distribution equivalent right shall be awarded in conjunction, respectively, with a Common Share option or a Unit option. The Administrator has authority to award options at less than fair market value (as defined in the LTIP and 1999 LTIP) but has not done so to date. At the time of a non-employee Trustee's initial election or appointment as a Trustee, such Trustee automatically receives an option to purchase 10,000 Common Shares. Thereafter, at the closing of the annual meeting of Cabot's shareholders, each continuing non-employee Trustee shall receive an option to purchase an additional 4,000 Common Shares. All options granted to officers and employees through March 30, 2001 under the Plans have ten-year terms and become exercisable in four equal annual installments commencing on the first anniversary of the date of grant, subject to acceleration of vesting upon a change in control of Cabot (as defined in the Plans).

   A Common Share option granted under the Plans may be exercised for any number of whole Common Shares up to the full number of Common Shares for which the option could be exercised. A Unit option may be exercised for any number of whole Units up to the full number of Units for which the option could be exercised. A holder of any option has no rights as an owner with respect to the Common Shares or Units, as applicable, subject to his or her option until the option is exercised. To the extent an option has not become exercisable at the time of the holder's termination of employment, it will be forfeited unless the Administrator has previously exercised its reasonable discretion to make such option exercisable, and all vested options which are not exercised by the expiration date described in the Plans will be forfeited. Any Common Shares or Units subject to an option which is forfeited (or which expires without exercise) will again be available for grant under the Plans. Payment of the exercise price of an option granted under the Plans may be made in cash or by exchanging Common Shares, in the case of Common Share options, or Units, in the case of Unit options, that have, in either case, been held by the Participant for at least six months, or in any combination thereof, as determined by the Administrator.

Savings Plan

   Cabot has assumed, and Cabot LP and certain subsidiaries, including Cabot Advisors (each a "Participating Employer"), have adopted, the Cabot Savings Plan 401(k) (the "401(k) Plan"). Prior service with Cabot Partners has been credited in full as service with Cabot or a Participating Employer for all purposes under the 401(k) Plan, including eligibility and vesting.

   The 401(k) Plan permits each participating employee to defer up to 15% of compensation, subject to the annual statutory limitation prescribed by Section 402(g) of the Code, on a pre-tax basis. Cabot and the Participating Employers make matching contributions equal to 100% of the amount deferred, up to the lesser of 6% of compensation or $1,800. The Company and the Participating Employers may also make annual contributions if Cabot achieves certain performance objectives determined on an annual basis by the Executive Compensation Committee. Matching and discretionary contributions are made in cash or Common Shares.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   During 2000 and the first nine months of 2001, Cabot Advisors provided asset management and property management services related to properties owned by Ferdinand Colloredo-Mansfeld for which it earned fees, charged at rates consistent with rates charged by Cabot Advisors to unrelated third parties, that totaled $174,504 and $26,550 during 2000 and the first nine months of 2001, respectively.

   Since January 1, 2000, Cabot LP has advanced unsecured loans to Cabot Advisors to fund operations in a maximum amount of $2,558,174 $1,834,082 and during 2000 and the first nine months of 2001, respectively. Such loans bear interest at the rate of prime plus 2%, and the outstanding balance of such loans on September 30, 2001 was $2,020,602. Cabot LP and Cabot Advisors entered into an agreement for the purchase of certain real property by Cabot Advisors from Cabot LP for $285,000 in cash and a promissory note in the amount $1,705,000.00. Cabot LP owns all of the outstanding preferred stock of Cabot Advisors, which as a class is entitled to 95% of all distributions, and Ferdinand Colloredo-Mansfeld owns all of the outstanding common stock of Cabot Advisors, which as a class is entitled to 5% of all distributions. Cabot LP acquired an additional 10 shares of preferred stock of Cabot Advisors for 285,000 in cash and Ferdinand Colloredo-Mansfeld acquired an additional 10 shares of common stock in exchange for a promissory note in the amount of $15,000.

   In addition, during 2000 and the nine months ended September 30, 2001, Cabot LP incurred management fee expenses related to its properties of $4,444,000 and $3,547,000, respectively, payable to Cabot Advisors.

   More detailed information as to any agreement, arrangement or understanding and any conflict of interest or potential conflict of interest between the Company and its executive officers, trustees and their respective affiliates is set forth in "Item 3. Past Contacts, Transactions, Negotiations and Agreements" in the Schedule 14D-9 to which this Information Statement forms Annex B.

                     PRINCIPAL AND MANAGEMENT SHAREHOLDERS

   The following table sets forth, as of October 31, 2001 (unless otherwise indicated), the beneficial ownership of Common Shares of (i) each person known by Cabot to own more than 5% of the Common Shares, (ii) each Trustee and nominee, (iii) each of the Named Executive Officers, and (iv) all Trustees and executive officers of Cabot as a group. The table also sets forth the number of Units owned by each beneficial owner of Units who, upon exchange of Units for Common Shares, would own more than 5% of the Common Shares, and by the persons and group specified in clauses (ii) through (iv) above. Pursuant to the Amended and Restated Agreement of Limited Partnership, as amended, Cabot LP, the Units are exchangeable for Common Shares on a one-for-one basis or the cash equivalent thereof (as determined by Cabot). Unless otherwise indicated, the persons and entities named below have sole voting and investment power with respect to all Common Shares and Units shown as beneficially owned by them.

                                                                    Percent of
                                                                    All Common Percent of
                                                 Common             Shares and All Common
Beneficial Owner(1)                              Shares     Units    Units(2)  Shares(3)
-------------------                             --------- --------- ---------- ----------
Ferdinand Colloredo-Mansfeld (4)...............     2,050 2,212,164     5.0%       5.1%
Robert E. Patterson (5)........................    40,000   837,858     2.0%       2.1%
Franz Colloredo-Mansfeld (6)...................     6,400   699,829     1.6%       1.7%
Andrew D. Ebbott (7)...........................     2,000   538,329     1.2%       1.3%
Howard B. Hodgson, Jr. (8).....................     1,501   538,329     1.2%       1.3%
Eugene F. Reilly (7)...........................        --   532,246     1.2%       1.3%
Neil E. Waisnor (7)............................     1,000   538,329     1.2%       1.3%
George M. Lovejoy, Jr. (9).....................    22,344        --       *          *
Christopher C. Milliken (10)...................    25,730        --       *          *
Maurice Segall (10)............................    28,130        --       *          *
W. Nicholas Thorndike (10).....................    35,630        --       *          *
Ronald L. Skates (10)(11)......................    39,630        --       *          *
New York State Teachers' Retirement System (12) 5,951,526        --    13.6%      14.4%
Commonwealth of Pennsylvania, Public School
IBM Personal Pension Plan Trust (13)........... 5,237,550        --    12.0%      12.7%
Employees' Retirement System (14).............. 5,564,163        --    12.7%      13.5%
State of Wisconsin Investment Board (15)....... 2,959,534        --     6.8%       7.2%
Leland Stanford Jr. Endowment Fund (16)........ 2,367,923        --     5.4%       5.7%
All Trustees and executive officers as a group
(12 persons)...................................   204,415 5,847,084    12.6%      12.8%

--------
 *  Less than 1%.
 (1) Unless otherwise indicated, the address of each named person or the title holding entity is c/o Cabot Industrial Trust, Two Center Plaza, Suite 200, Boston, Massachusetts 02108.
 (2) Assumes that all Units are exchanged for Common Shares on a one-for-one basis, and includes options beneficially owned by the identified person or group (and no other person) which are exercisable and related vested DEUs.
 (3) Assumes that all Units beneficially owned by the identified person or group (and no other person) are exchanged for Common Shares on a one-for one basis, and includes options beneficially owned by the identified person or group (and no other person) which are exercisable and related vested DEUs.
 (4) Includes 150,000 Units owned by family trusts with respect to which Mr. Colloredo-Mansfeld has shared voting and investment power as a co-trustee, 434,824 Units held of record by C-M Holdings L.P., 35,140 Units held of record by Alces Corporation, 12,166 Units held of record by Cabot Realty Advisors Corporation and 4,700 Units held of record by Mr. Colloredo-Mansfeld's spouse. C-M Holdings L.P. is a limited partnership of which Mr. Colloredo-Mansfeld owns a 96% partnership interest. Alces Corporation is C-M Holdings L.P.'s sole general partner in which Mr. Colloredo-Mansfeld owns all of the common stock and Cabot Realty Advisors Corporation is wholly owned by Mr. Colloredo-Mansfeld. Also includes

    750,000 Common Shares issuable under options and 116,408 related DEUs of which 365,000 options and 9,681 DEUs were vested on October 31, 2001.
 (5) Includes 2,000 Common Shares held by Mr. Patterson's children and 38,000 Common Shares held by trusts with respect to which he has shared voting and investment power. Mr. Patterson disclaims beneficial ownership of these Common Shares. Also includes 615,000 Common Shares issuable under options and 94,268 related DEUs of which 296,250 options and 7,891 DEUs were vested as of October 31, 2001.
 (6) Includes 50,000 Units owned by a family trust with respect to which Mr. Colloredo-Mansfeld is a beneficiary and has shared voting and investment power, with his father, Ferdinand Colloredo-Mansfeld, as a co-trustee. Also includes 545,000 Common Shares issuable under options and 83,538 related DEUs of which 265,000 options and 7,006 DEUs were vested on October 31, 2001.
 (7) Includes 435,000 Common Shares issuable under options and 66,830 related DEUs of which 215,000 options and 5,605 DEUs were vested as of October 31, 2001.
 (8) Includes 750 Common Shares held of record by Mr. Hodgson's three children. Also includes 435,000 Common Shares issuable under options and 66,830 related DEUs of which 215,000 options and 5,605 DEUs were vested as of October 31, 2001.
 (9) Includes 18,000 Common Shares issuable under options and 2,344 related DEUs of which 14,000 options and 477 DEUs were vested as of October 31, 2001.
(10) Includes 22,000 Common Shares issuable under options and 3,630 related DEUs of which 18,000 options and 1,182 DEUs were vested as of October 31, 2001.
(11) Includes 2,000 Common Shares in which Mr. Skates has shared voting and investment powers, owned by family trusts of which Mr. Skates is co-trustee and in which each trustee has the power without the other to both vote and dispose of trust assets.
(12) Based on information provided by such shareholder to Cabot. Common Shares held of record by Ronis & Co., for the benefit of New York State Teachers' Retirement System. The business address of these entities is c/o Bankers Trust Company, 14 Wall Street, New York, New York 10005.
(13) Shares held of record by the Chase Manhattan Bank as directed trustee for the IBM Personal Pension Plan Trust (formerly known as the IBM Retirement Plan Trust). Information based on a Schedule 13G/A, dated as of September 6, 2001, filed with the Securities and Exchange Commission. The address of IBM Personal Pension Plan Trust is 3001 Summer Street, Stamford, Connecticut 06905.
(14) Information based on a Schedule 13G, dated January 31, 2001, filed with the Securities and Exchange Commission. The business address of Pennsylvania Public School Employees' Retirement System is 5 North Fifth Street, P.O. Box 125, Harrisburg, PA 17108-0125.
(15) Information based on a Schedule 13G/A, dated February 14, 2001, filed with the Securities and Exchange Commission. The address of State of Wisconsin Investment Board is P.O. Box 7842, 121 East Wilson Street, Madison, Wisconsin 53707.
(16) Information based on a Schedule 13G, dated as of May 19, 2000, filed with the Securities and Exchange Commission. The business address of Leland Stanford, Junior University is c/o Director of Real Estate Development, Stanford Management Company, 2770 Sand Hill Road, Menlo Park, California 94025.